SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 286

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                                  CHAPMAN & CUTLER
                                                  Attention:  Eric F. Fess
                                                  111 West Monroe Street
                                                  Chicago, Illinois  60606

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 286

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


           SUBJECT TO COMPLETION DATED SEPTEMBER 14, 1998

                    INSURANCE GROWTH TRUST, SERIES 3

                                 FT 286

FT 286 includes the unit investment trust described above (the "Trust"). The Trust consists of a diversified portfolio of common stocks (the "Securities") issued by insurance companies. The Trust seeks to provide above-average total return through capital appreciation.

Units of the Trust are not deposits or obligations of any bank or government agency. The Units are not guaranteed and involve investment risk.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)
                             1-800-621-9533

           The date of this Prospectus is              , 1998

                                                        Table of Contents

Summary of Essential Information                           3
Fee Table                                                  4
Report of Independent Auditors                             5
Statement of Net Assets                                    6
Schedule of Investments                                    7
The FT Series                                              8
Portfolio                                                  9
Risk Factors                                              10
Portfolio Securities Descriptions                         12
Public Offering                                           14
Distribution of Units                                     17
The Sponsor's Profits                                     18
The Secondary Market                                      18
How We Purchase Units                                     19
Expenses and Charges                                      19
Tax Status                                                20
Retirement Plans                                          24
Rights of Unit Holders                                    24
Income and Capital Distribution                           25
Redeeming Your Units                                      26
Removing Securities from the Trust                        27
Amending or Terminating the Indenture                     28
Information on the Sponsor, Trustee and Evaluator         29
Other Information                                         30

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                                   of the Securities-              , 1998

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                         Insurance
                                                                                                         Growth Trust
                                                                                                         Series 3
                                                                                                         ____________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                  1/
Public Offering Price:
     Aggregate Offering Price Evaluation of
       Securities in Portfolio (2)                                                                       $
     Aggregate Offering Price Evaluation of Securities per Unit                                          $ 9.900
     Maximum Sales Charge 4.50% of the Public Offering Price
        per Unit (4.545% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                                                   $  .450
     Less Deferred Sales Charge per Unit                                                                 $ (.350)
     Public Offering Price per Unit (3)                                                                  $10.000
Sponsor's Initial Repurchase Price per Unit (4)                                                          $ 9.550
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (4)                                             $ 9.550
Estimated Net Annual Distributions (5)                                                                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code

First Settlement Date                                                   , 1998
Mandatory Termination Date
Discretionary Liquidation Amount                      The Trust may be terminated if the value of the Securities is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing
                                                      , 1998.
Income Distribution Date (6)                          Last day of June and December, commencing                    , 1998.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Security is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Redeeming Your Units."

(5) The actual net annual distributions you receive will vary from that set forth above with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(6) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                                              Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information shows you a comparison of fees.

                                                                                                Insurance Growth Trust,
                                                                                                Series 3
                                                                                                ______________________

                                                                                                              Amount
                                                                                                              per Unit
Unit Holder Transaction Expenses                                                                              ________

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                   1.00%(a)      $.100
Deferred sales charge
   (as a percentage of public offering price)                                                   3.50%(b)        .350
                                                                                                ________      ________
                                                                                                4.50%         $.450
                                                                                                ========      ========

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                                                    %(c)         $

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Portfolio supervision, bookkeeping,                                                                %          $
    administrative and evaluation fees
Trustee's fee and other operating expenses                                                         %
                                                                                                ________      ________
   Total                                                                                           %          $
                                                                                                ========      ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

        1 Year    3 Years   5 Years   10 Years
        ______    _______   _______   ________

You will pay the following expenses if you do not sell your Units at the end of each period:

        1 Year    3 Years   5 Years   10 Years
        ______    _______   _______   ________

The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $    per month per Unit, irrespective of
purchase or redemption price deducted over a ten-month period. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 3.5%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(c) You will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


                                           Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 286

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 286, comprised of Insurance Growth Trust,
Series 3, as of the opening of business on              , 1998. This
statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of
credit held by the Trustee and deposited in the Trust on              ,
1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 286, comprised of the Trust listed above, at the opening of business on
       , 1998 in conformity with generally accepted accounting principles.

                               ERNST & YOUNG LLP

Chicago, Illinois
             , 1998

                                                  Statement of Net Assets
                                                                   FT 286
                                        At the Opening of Business on the
                              Initial Date of Deposit-             , 1998

                                                                                                       Insurance Growth
                                                                                                       Trust
                                                                                                       Series 3
                                                                                                       ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                                       $
                                                                                                       ________
Less accrued organizational
    and offering costs (3)                                                                              (     )
Less liability for deferred sales charge (4)                                                            (     )
                                                                                                       ________
Net assets                                                                                             $
                                                                                                       ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                  $
Less sales charge (5)                                                                                  (       )
Less estimated organizational and                                                                      (       )

   offering costs (3)
                                                                                                       ________
Net assets                                                                                             $
                                                                                                       ========


                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $ issued by The Chase Manhattan Bank, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to purchase contracts for such Securities.

(3) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0200 per Unit, based upon the expected number of Units to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which your organizational and offering cost obligation to us will be paid. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from the Trust ($ per Unit), payable to us in ten equal monthly installments beginning on
            , 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day)
through              , 1999. If you redeem Units before              ,
1999 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum total sales charge computed at the rate of 4.50% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."


                                                  Schedule of Investments
                                         Insurance Growth Trust, Series 3
                                                                   FT 286
                                        At the Opening of Business on the
                              Initial Date of Deposit-             , 1998


                                                                                Approximate
                                                                                Percentage          Market
                                                                                of Aggregate        Value         Cost of
Number        Ticker Symbol and                                                 Offering            per           Securities
of Shares     Name of Issuer of Securities (1)                                  Price (3)           Share         to Trust (2)
_________     _______________________________________                           ____________        ______        ____________
              FINANCIAL GUARANTEE
              KRE        Capital Re Corporation                                   4%                $             $
              CMT        CMAC Investment Corporation                              4%
              EFS        Enhance Financial Services Group, Inc.                   4%
              MBI        MBIA, Inc.                                               4%
              MTG        MGIC Investment Corporation                              4%

              LIFE/HEALTH
              AFL        AFLAC, Inc.                                              4%
              CNC        Conseco, Inc.                                            4%
              NFS        Nationwide Financial Services, Inc. (Class A)            4%
              RLR        ReliaStar Financial Corporation                          4%
              SAI        SunAmerica, Inc.                                         4%

              MULTI-LINE
              AEG        AEGON N.V. (American Registered Shares) (3)              4%
              AXA        AXA-UAP (ADR)                                            4%
              ALL        Allstate Corporation                                     4%
              AIG        American International Group, Inc.                       4%
              CI         CIGNA Corporation                                        4%
              HIG        The Hartford Financial Services Group, Inc.              4%
              HMN        Horace Mann Educators Corporation                        4%
              ORI        Old Republic International Corporation                   4%

              PROPERTY/CASUALTY
              ACL        ACE Limited (3)                                          4%
              CB         The Chubb Corporation                                    4%
              RE         Everest Reinsurance Holdings, Inc.                       4%
              ER         Executive Risk, Inc.                                     4%
              FMT        Fremont General Corporation                              4%
              OC         Orion Capital Corporation                                4%
              PGR        Progressive Corporation                                  4%
                                                                              ______                            _________
                                    Total Investments                           100%                            $
                                                                              ======                            =========

__________


(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase
Securities were entered into by the Sponsor on              , 1998.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Securities sold to the Trust were $ and $ , respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.


                           The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created a series of similar yet separate investment companies which we have named The FT Series. We designate each FT Series with a different series number.

You may get more specific details on some of the information in this Prospectus in an "Information Supplement" by calling the Trustee at 1-800-682-7520.

What We Call the Trust.

This FT Series contains the following unit investment trust: Insurance Growth Trust, Series 3.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date. The Mandatory Termination Date for this Trust is approximately five years from the date of this Prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited contracts to buy common stocks ("Securities") with the Trustee, backed by an irrevocable letter of credit of a financial institution in an amount sufficient to purchase these Securities. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("the Units").

With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship between the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Removing Securities from the Trust."

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trust consists of the Securities listed in the Schedule of Investments that continue to be held along with any additional

Securities acquired and held by the Trust. The Trust also includes cash held in the Income and Capital Accounts.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be sold under certain circumstances from time to time, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee has the right to vote all of Securities and will do so as we instruct.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                           Portfolio

Objectives

The objective of the Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies that are involved in several lines of insurance, including financial guarantee, life and health, multi-line, and property and casualty. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Insurance Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

In an industry whose products are used by almost every American family, the Sponsor believes the companies selected are ideally positioned to take advantage of the many trends shaping the insurance industry. Despite prospects for above-average earnings growth, the companies chosen for the Trust currently trade, on average, at below-market price to earnings ratios. The attractive valuations relative to earnings prospects should provide the potential for capital appreciation in excess of market returns. In addition, insurance companies benefit from a declining interest rate environment, as a large portion of their assets are invested in fixed income securities which rise in value when interest rates decline. Given the modest and relatively stable rate of inflation in the recent past and the outlook for continued low levels of inflation, the Sponsor believes that interest rates will remain at their relatively low levels or perhaps decline, maintaining a positive interest rate environment for insurance companies.

Insurance companies are expanding their businesses by reaching customers in new ways. In addition to selling through traditional insurance agents, insurance products are increasingly being marketed through financial planners, banks, direct mail, telemarketing and on-line via the Internet. By selling insurance products through new distribution channels, the Sponsor believes that too many insurance companies offering the same products create an environment of excess capacity. Increased consolidation activity is expected to occur at an accelerating rate, in order to eliminate that excess capacity. By restructuring through mergers or acquisitions, insurers can streamline operations, boost profits, and enhance shareholder value from any takeover premiums.

                            Risk Factors

Price Volatility. The Trust invests in common stocks of U.S. and foreign companies. The value of the Units of a Trust will fluctuate with changes in the value of the underlying common stocks. The market value of common stocks is constantly changing due to various factors including shifting perceptions regarding the financial condition of the issuers, the general condition of the relevant stock market or political and economic events on a regional or global level. In this regard, common stocks may move up or down rapidly and unpredictably and the value of your Units may be more or less than the price you originally paid. Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

Certain of the Securities in the Trust have market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than the share prices of companies with larger capitalizations. This is a result of several factors common to many such issuers, including limited trading volumes and less publicly available information regarding such issuers, limited product lines, markets or financial resources, and lack of management depth or experience.

Dividends. Common stocks represent ownership interests in the issuers, not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Ownership of common stock does not ensure that you will receive dividend payments. Dividends are paid only when declared by an issuer's board of directors and there is no guarantee that future dividends will be declared or that if declared they will either remain at current levels or increase over time.

Insurance Industry. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate in some lines of business. Proposed or potential tax laws changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditazation of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Legislation/Litigation. From time to time, various legislative initiatives, such as those affecting environmental protection or the tobacco, petroleum, or financial institutions industries, are proposed in the United States and abroad which may have a negative impact on the share prices of certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by such issuers, such as the ongoing litigation concerning companies in the U.S. tobacco industry, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems we use, as well as that used by the Evaluator, Portfolio Supervisor, Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." Each of these parties is taking steps that we believe will address this problem. The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. We are unable to predict what impact, if any, the Year 2000 Problem will have on the Trust or on the issuers of Securities contained therein.

Foreign Stocks. The Trust contains common stocks of foreign companies. This involves additional risks than with trusts investing solely in common stocks of domestic issuers. These additional investment risks include the risk of losses due to future political and economic developments, the deterioration of the financial condition of the issuers or the general condition of the relevant stock market, foreign withholding taxes, restrictions on foreign investments and exchange of securities, and the relative lack of liquidity of certain foreign stock markets. The quantity and quality of publicly available information regarding foreign issuers is usually not as good as that provided for U.S. companies because foreign issuers are generally not subject to the same reporting and accounting requirements as domestic issuers.

The common stock of foreign issuers is also subject to the effect of foreign currency devaluations and fluctuations in the value of the common stocks and dividends of such issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States. There is also generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than in the United States.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. We do not believe that the Trust will have problems acquiring or disposing of the foreign Securities. However, certain of the factors stated above may make it impossible to buy or sell certain foreign Securities in a timely manner.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities (and therefore Units) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including:

supply and demand of the respective currency,

- the rate of inflation in the respective economies compared to the United
States,

- the impact of interest rate differentials between different currencies on the movement of foreign currency rates,

- the balance of imports and exports goods and services,

- the soundness of the world economy, and

- the strength of the respective economy as compared to the economies of the United States and other countries.

Currencies are generally traded by leading international commercial banks and institutional investors. From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly to prevent or reduce substantial exchange rate fluctuations.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the International Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The Trustee will conduct the foreign exchange transaction of the International Trusts with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do make a profit based on the difference between the bid price and offer price of a particular currency.

                 Portfolio Securities Descriptions

Financial Guarantee
___________________

Capital Re Corporation, headquartered in New York, New York, through subsidiaries, reinsures financial guaranties of investment grade debt obligations, concentrating on municipal bond insurance. The company also reinsures financial guaranties of investment grade non-municipals, mortgage guaranty, trade credit and other specialty insurance lines.

CMAC Investment Corporation, headquartered in Philadelphia,
Pennsylvania, provides private mortgage insurance coverage in the United States to residential mortgage lenders, including mortgage bankers, mortgage brokers, commercial banks and savings institutions.

Enhance Financial Services Group, Inc., headquartered in New York, New York, through subsidiaries, provides reinsurance of financial guaranties of municipal and asset-backed debt obligations issued by monoline financial guaranty insurers, and insures and reinsures various specialty lines of business. Monoline financial guaranty insurers guaranty to the holders of debt obligations the full and timely payment of principal and interest.

MBIA, Inc., headquartered in Armonk, New York, through wholly-owned MBIA Insurance Corporation, writes municipal bond insurance which provides an unconditional and irrevocable guarantee of the payment of principal and interest when due on insured municipal bonds. MBIA Insurance Corporation also writes insurance for new issues of municipal bonds and for bonds traded in the secondary market.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders. The company also provides various underwriting and contract services related to home mortgage lending.

Life/Health
___________

AFLAC, Inc., headquartered in Columbus, Georgia, through subsidiaries, writes supplemental health insurance, mainly limited to reimbursement for the medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, accident and health insurance.

Conseco, Inc., headquartered in Carmel, Indiana, through subsidiaries, develops, markets and administrates annuity, supplemental health and individual life products.

Nationwide Financial Services, Inc. (Class A), headquartered in
Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States.
Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.

ReliaStar Financial Corporation, headquartered in Minneapolis, Minnesota, through subsidiaries, issues and distributes individual life insurance and annuities, group life and health insurance, life and health reinsurance; and it sells and manages mutual funds. The company operates in four business segments: Individual Insurance, Employee Benefits, Life and Health Reinsurance and Pension.

SunAmerica, Inc., headquartered in Los Angeles, California, through subsidiaries, sells tax-deferred, long-term savings products for the pre-retirement market, including single premium insurance products, and fixed and variable annuities. SunAmerica also provides broker-dealer operations; retirement trust services; asset management; and premium financing.

Multi-Line
___________

AEGON N.V. (American Registered Shares), headquartered in The Hague, Netherlands, through subsidiaries, offers a full line of life, accident, health and general insurance in the Netherlands, the United States and Europe. The company also engages in non-insurance activities, mainly in the area of financial services.

AXA-UAP (ADR), headquartered in Paris, France, through subsidiaries, markets life insurance, property and casualty insurance, and reinsurance. The company also conducts asset management, investment banking, securities trading, brokerage, real estate and other financial services activities.

Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies, and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company also owns and operates ski slopes and related facilities in Vermont.

CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, provides life and health insurance, retirement and employee benefits, property and casualty insurance, asset management, managed care products and services, and individual financial services.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages, and a variety of life insurance plans. The company also reinsures third-party risks.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, through subsidiaries, markets and underwrites personal lines of property/casualty and life insurance and retirement annuities.

Old Republic International Corporation, headquartered in Chicago,
Illinois, through subsidiaries, writes property, liability, life, disability, title and mortgage guaranty insurance in 50 states and Guam, Puerto Rico, the Virgin Islands, Washington, D.C. and all Canadian provinces.

Property/Casualty
_________________

ACE Limited, headquartered in Hamilton, Bermuda, through subsidiaries, provides property and casualty insurance coverage, including excess liability, directors and officers liability, satellite, aviation and excess property insurance. The company also provides financial line products to industrial, commercial and other enterprises.

The Chubb Corporation, headquartered in Warren, New Jersey, through subsidiaries, writes property and casualty insurance, including personal and commercial insurance coverage. The company also develops real estate, mainly in New Jersey and Florida.

Everest Reinsurance Holdings, Inc., headquartered in Newark, New Jersey, through subsidiaries, provides reinsurance to property/casualty insurers in selected markets in the United States and in international markets. The company also provides property and casualty insurance to policyholders in the United States.

Executive Risk, Inc., headquartered in Simsbury, Connecticut, develops, markets and underwrites specialty insurance products, principally professional liability coverage, but also crime, inland marine and other property-casualty lines.

Fremont General Corporation, headquartered in Santa Monica, California, through subsidiaries, writes, sells and services workers' compensation and medical malpractice insurance, mainly in California and Illinois; operates commercial finance and thrift and loan businesses; and provides financial services.

Orion Capital Corporation, headquartered in New York, New York, through subsidiaries, underwrites workers compensation insurance; professional liability insurance for architects, engineers, accountants and lawyers; non-standard commercial and personal automobile insurance; and other lines of insurance.

Progressive Corporation, headquartered in Mayfield Heights, Ohio, through subsidiaries, provides personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and in Canada. The company also processes business for involuntary plans and provides claim services to fleet owners and other insurance companies.

We have obtained the foregoing descriptions from sources it deems reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

- the aggregate underlying U.S. dollar value of the Securities;

- the amount of any cash in the Income and Capital Accounts; and

- the total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

A portion of the Public Offering Price per Unit during the initial offering period consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

Although you are not required to pay for your Units until three business days following the order for purchase (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase and Sales Charges.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum total sales charge of 4.50% and the maximum remaining deferred sales charge (initially $.350 per Unit) and will vary from 1% with changes in the aggregate underlying U.S. dollar value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ten monthly deferred sales charges of $.035 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from
 , 1998 through       , 1999. The total maximum sales charge during the
initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).

After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which
will be reduced by 1/2 of 1% on each subsequent        , commencing
   , 1999 to a minimum sales charge of 3.0%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                                                 Your maximum
                                    If you invest                sales charge
                                    (in thousands):*             will be:
                                    ________________             ____________

                                    $50 but less than $100       4.25%
                                    $100 but less than $150      4.00%
                                    $150 but less than $500      3.50%
                                    $500 or more                 2.50%


*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

To qualify for the reduced sales charges described above, you can combine your purchase of Units of Trust with any other purchases you make of other trusts which we sponsor which are currently in the initial offering period and have substantially the same sales charge structure and years to maturity as the Trust. The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. However, we will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

If you own units of any other unit investment trusts which have a similar strategy as the Trust you may use your termination proceeds from these trusts (or redemption proceeds if they are from one of our trusts) to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on the Units of the Trust you purchase.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

Changes in the Public Offering Price.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including:

- fluctuations in the local currency prices of the Securities;

- changes in the relevant currency exchange rates;

- changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading; and

- changes in the value of the Income and/or Capital Accounts.

The Value of the Securities.

The aggregate underlying U.S. dollar value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, the evaluation is based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) on the basis of current ask prices for comparable securities,

b) by appraising the U.S. dollar value of the Securities on the ask side of the market, or

c) by any combination of the above.

The total U.S. dollar value of the Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this Prospectus will exclude Saturdays, Sundays and the following holidays as observed by the NYSE, Inc.: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying U.S. dollar value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying U.S. dollar value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary. In addition, the aggregate underlying U.S. dollar value of the Securities during the secondary market is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                       Distribution of Units

During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.

We intend to qualify Units of the Trust for sale in a number of states. Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.2% of the Public
Offering Price per Unit (or 65% of the maximum sales charge after      ,
1999). Dealers and selling agents will receive a concession equal to 63% of the then current maximum remaining deferred sales charge on the sale of Units with redemption or termination proceeds from other trusts as described under "Public Offering." Dealers and selling agents will receive an additional volume concession or agency commission of 0.30% of the Public Offering Price if they purchase at least $100,000 worth of Units on the Initial Date of Deposit or $250,000 on any day thereafter or if they were entitled to receive this additional concession in connection with the sale of units of the trusts contained in FT 250 or FT 259.

Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

                                    Total Sales per Trust      Additional
                                    (in millions)              Concession
                                    _____________________      __________

                                    $1 but less than $2        .10%
                                    $2 but less than $3        .15%
                                    $3 but less than $10       .20%
                                    $10 or more                .30%

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay to us immediately any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions and these appear to be permitted under the Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which award our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, if a dealer sponsors sales contests or recognition programs that conform to criteria we establish, or participates in sales programs we sponsor, we will reallow to that dealer an amount equal to no more than the total applicable sales charges on the sales generated by such person at the Public Offering Price during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.

Investment Comparisons.

We may from time to time compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Index, Ibbotson Small-Cap Index, the S&P Industrial Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, (2) performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or (3) information from publishers such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this Prospectus, differ from other comparative investments. For example, common stock indexes have much greater diversifications than the Trust; U.S. Government bonds are backed by the full faith and credit of the U.S. Government; and bank CDs are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

                         The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to the Trust (which is based on the Evaluator's determination of the aggregate underlying U.S. dollar value of the Securities) is considered a profit or loss. (See Note 2 of "Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by those dealers and others when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us.

                           The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. If you wish to dispose of your Units, you should ask us for the current market prices before making a tender for redemption to the Trustee. If you sell Units subject to a deferred sales charge or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder of the deferred sales charge at that time.

                          How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. Units that we hold may be tendered to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                         Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will absorb the excess. The Trustee will pay expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of the Sponsor, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

 The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to the Sponsor and our affiliate for providing services to all unit investment trusts for which they provide such services be more than the actual cost of providing such services in such year.

The Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any;

- All taxes and other government charges imposed upon the Securities or any part of the Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges, if there is not enough cash in the Income or Capital Accounts of the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trust will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                              Tax Status

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Please note that the following discussion is a summary of the Federal income tax rules that are generally applicable to most Unit holders. Different rules will apply in specific situations to some Unit holders, and not all of the Federal income tax consequences of ownership of the Units that may be applicable to certain Unit holders are discussed. Except as specifically discussed below, this discussion relates only to Unit holders that are U.S. Unit holders, which generally includes only Unit holders that are (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source.

The following discussion is based on the Federal income tax law and interpretations of Federal income tax law that exist on the date of this Prospectus. These laws and interpretations, of course, frequently change. Such changes could change the Federal income tax rules that apply to you. For these reasons, you should consult your own tax advisors regarding the specific Federal income tax rules that apply to you. Further, you should consult your tax advisor with respect to foreign, state and local tax consequences of the purchase, ownership and disposition of Units.

For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; you will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. You will be considered to have received your pro rata share of the income derived from each Security when such income is considered to be received by the Trust.

2. You will be considered to have received all of the dividends paid on your pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. You will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price you pay for your Units, generally including sales charges, is allocated among your pro rata portion of each Security held by the Trust (in proportion to the fair market values on the valuation date closest to the date you purchase your Units) in order to determine the tax basis for your pro rata portion of each Security held by the Trust. For Federal income tax purposes, your pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." Your pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce your tax basis in such Security, and to the extent that such dividends exceed your tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time you have held your Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution).

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Your Limitations on Deductibility of the Trust's Expenses. Your pro rata share of each expense paid by the Trust is deductible by you to the same extent as though you had paid the expense directly. Please note, however, that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses are deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, you may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if you dispose of a Unit. If you dispose of a Unit, you are considered to have disposed of your entire pro rata interest in all assets of the Trust involved including your pro rata portion of all the Securities represented by the Unit. Recent legislation provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions."

Recent legislation also includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Redeeming Your Units," under certain circumstances if you own at least 1,000 Units of the Trust you may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. However, you will be liable for related expenses (the "Distribution Expenses") and the amount of the In-Kind Distribution will be reduced by the amount of the Distribution Expenses. As previously discussed, prior to the redemption of Units or the termination of the Trust, you are considered to own a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in your receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind
Distribution with respect to each Security owned by the Trust will depend on whether or not you receive cash in addition to Securities. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion in the Securities held by the Trust.

However, if you receive cash in exchange for a fractional share of an Security held by the Trust, you will generally recognize gain or loss based upon the difference between the amount of cash you receive and your tax basis in the fractional share of a Security held by the Trust.

Because the Trust will own many Securities, if you request an In-Kind Distribution, you will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) you will recognize under the rules described above with respect to each Security owned by the Trust.

Computing Your Tax Basis. Initially, your tax basis in your Units will generally equal the price you paid for your Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities as of the valuation date nearest the date the Units are purchased in order to determine your tax basis for your pro rata portion of each Security.

Your tax basis in your Units and your pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

General. You will be requested to provide your taxpayer identification number to the Trustee and to certify that you have not been notified that payments to you are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to you (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes. Any dividends withheld as a result thereof will nevertheless be treated as income to you. Because, under the grantor trust rules, you are considered to have paid directly your share of foreign taxes that have been paid or accrued, if any, you may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. There is a required holding period for such credits.

At the termination of the Trust, the Trustee will provide you with a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

If you wish to purchase Units for tax-deferred plans and IRAs, you should consult your broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Retirement Plans."

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

                           Retirement Plans

Units of the Trust are eligible for purchase by:

- Individual Retirement Accounts
- Keogh Plans
- pension funds, and
- other tax-deferred retirement plans.

Generally, the Federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. If you are considering participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                          Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units that person registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing it and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign exactly as your name appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation such as trust instruments, death certificates, appointments as executor or administrator, or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will keep an account for you and will credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- a written initial transaction statement containing a description of your Trust;

- the number of Units issued or transferred;

- your name, address and taxpayer identification number;

- a notation of any liens or restrictions of the issuer and any adverse claims; and

- the date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

As a Unit holder, you may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. However, the Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per-Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

a summary of transactions in the Trust for the year;

any Securities sold during the year and the Securities held at the end of that year by the Trust;

the Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with Federal and state tax reporting requirements.

                    Income and Capital Distribution

You will begin receiving distributions from your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust. Dividends received on the Foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that the money in the Capital Account will be sufficient to cover the cost of the deferred sales charge. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your tax identification number. You may recover this amount by giving your tax identification number to the Trustee, or when you file a tax return. Normally, the selling broker provides the Trustee your tax identification number. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If the Trustee does not have one, you should provide it to the Trustee as soon as possible.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind

Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, excluding any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

                          Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the New York Stock Exchange (the "Exchange") is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time), the Date of Tender is the next day the Exchange is open for trading. Redeemed Units will then be cancelled.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.

If you are tendering 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank account or broker/dealer at the Depository Trust Company. The Trustee will subtract from your In-Kind Distribution any customary transfer and registration charges. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. The Trustee may adjust the number of shares of any Security included in your In-Kind Distribution to make distribution of whole shares easier. This adjustment will be made based on the value of the Securities on the Date of Tender. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may sell Securities as described above.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your Taxpayer Identification Number. For more information about this withholding, see "Income and Capital Distribution." If the Trustee does not have your Taxpayer Identification Number, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversity of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

1. if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. if the Securities and Exchange Commission ("SEC") determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; and

3. for any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

We will determine the Redemption Price per Unit during the secondary market based on the aggregate underlying U.S. dollar value of the Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation.

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, including, but not limited to, fees and expenses of the Trustee (including legal fees), and the Evaluator and supervisory fees, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for Foreign Securities, if any; and

6. other liabilities incurred by the Trust;

dividing

the result by the number of outstanding Units of the Trust.

If there is any remaining deferred sales charge on the Units when you redeem them, the amount of this remaining deferred sales charge will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate underlying U.S. dollar value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the Secondary Market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

                         Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances. These circumstances include, but are not limited to, situations in which:

- the issuer of the Security defaults in the payment of a declared dividend;

- any action or proceeding prevents the payment of dividends;

- there is any legal question or impediment affecting the Security;

- the issuer of the Security has breached a covenant which would affect the payment of dividends or the issuer's credit standing, or otherwise damage the sound investment character of the Security; or

- the issuer has defaulted on the payment on any other of its outstanding obligations to such an extent or other such credit factors exist so that, in our opinion, keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust may acquire Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series", the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses.

In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversity of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

                     Amending or Terminating the Indenture


Amendments. The Indenture may be amended by us and the Trustee without your consent:

- to cure ambiguities;

- to correct or supplement any defective or inconsistent provision;

- to make any amendment required by any governmental agency; or

- to make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date stated in the "Summary of Essential Information." The Trust may be terminated prior to the Mandatory
Termination Date:

- upon the consent of 100% of the Unit holders;

- if the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period; or

- in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of the Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive shares of Securities included in the Trust (reduced by customary transfer and registration charges) rather than the typical cash distribution representing your pro rata interest in the Trust. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $20 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc.

and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

The Sponsor and the Trustee will not be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the Securities and Exchange Commission,

terminate the Indenture and liquidate the Trust, or

continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                             Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois,

60603. They have passed upon the legality of the Units offered hereby and certain matters relating to Federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Auditors.

Ernst & Young LLP, independent auditors, has audited the statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing elsewhere herein, and in the Registration Statement.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the Securities and Exchange Commission and to which we have referred throughout. This information states more specific risk information about the Trust.

                     FIRST TRUST (registered trademark)

                         Insurance Growth Trust
                                Series 3

                                 FT 286

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                       Lisle, Illinois 60532
                          1-630-241-4141

                          24-Hour Pricing Line:
                             1-800-446-0132

                                Trustee:

                       The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                     New York, New York 10004-2413
                            1-800-682-7520

                                 , 1998
This Prospectus is not an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction or to any person to whom it is not lawful to make such offer.

There is additional information in the registration statements and related exhibits. The Fund has filed these with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940.

          PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 286 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.

This Information Supplement is dated              , 1998. Capitalized
terms have been defined in the Prospectus.

                            Table of Contents

Risk Factors
   Securities                                                   1
   Foreign Issuers                                              2
   Exchange Rate                                                2
Concentrations
   Insurance Companies                                          3

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rate. The Trust may contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substant-ially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.
Most foreign currencies have fluctuated widely in value against the

United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Concentrations

Insurance Companies. An investment in Units of the Trust should be made with an understanding of the problems and risks an investment in the insurance sector in general.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.

Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Underwriter is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors.

Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

                           MEMORANDUM

                           Re:  FT 286

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 276, which is the current fund, and FT 286, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 276 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 286 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 14, 1998.

                           FT 286
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                        Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        September 14, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securiites
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.








                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  286  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).




___________________________________
* To be filed by amendment.

                               S-5